Patrick M. Byrne

CEO at Overstock.com

Salt Lake City, Utah

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Overstock.com

Stanford University

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In 1999, Patrick M. Byrne launched Overstock.com, which achieved its first profitable quarter in 2002 and its first full year of profitability in 2009. In 2016, Overstock.com had revenues of $1.8 billion and its seventh out of eight straight years of profitability. In 2012, when no firm of $1 million in revenue y...

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Experience

Founder & CEO
Overstock.com
1999 – Present · 20 yrs
Previously served as chairman of the board as well as president

CEO & President
Fechheimer
1997 – 1999 · 2 yrs

Chairman, CEO & President
Centricut, LLC
1994 – 1999 · 5 yrs

Education

Stanford University
Doctor of Philosophy (Ph.D.)
1996
Activities and Societies: Focus on mathematical logic, moral philosophy and economics

University of Cambridge
Master's degree, Philosophy
1989
Activities and Societies: Marshall Scholar

Dartmouth College

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Skills & Endorsements

E-commerce · 1

Maan W. has given an endorsement for this skill

Online Marketing · 1

Maan W. has given an endorsement for this skill

Leadership

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